Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Re:	NN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 31, 2013
File No. 0-23486

Dear Mr. O’Brien

           On behalf of NN, Inc. (the “Company”, the “Registrant”, “we” or “our”), this letter is intended to respond to the comments received from the Staff of the Securities and Exchange Commission by letter dated June 25, 2013 (the “Letter”), to Mr. James H. Dorton, with respect to the above-referenced filings of the Registrant.

           The following paragraphs of this letter are numbered to correspond to the numbers of the comments contained in the Letter.

Form 10-K for the Year ended December 31, 2012

Management‘s Discussion and Analysis, page 18

Result of Operations, page 21

Comment 1.     In future filings, where you disclose the $24.3 million net income reported in fiscal 2012, please disclose and quantify the reversal of your deferred tax asset valuation allowances, which had a material impact on your 2012 results.

Response 1. In future filings, whenever the $24.3 million net income for fiscal 2012 is reported, we will disclose that this number was impacted by $7.3 million in net tax benefits from the reversal of the deferred tax asset valuation allowances, partially offset by tax expense incurred on the return of basis transaction.  We anticipate the disclosure to be as follows:

     “The 2012 full year net income of $24.3 was materially impacted by $7.3 million in favorable net tax benefits that are not expected to recur.  The net tax benefits were a combination of a $9.8 million reversal of valuation allowances on the majority of U.S. deferred tax assets and other miscellaneous favorable tax adjustments of $0.5 million, partially offset by $3.0 million in taxes on a return of basis transaction (See Note 13 of the Notes to Consolidated Financial Statements).”

Comment 2.  We note the $1.0 million impairment charge, net of tax, related to your former manufacturing facility in Kilkenny, Ireland.  On page 13 you state that the carrying value of this facility approximates fair value.  Please tell us and revise future filings to quantify the carrying value of this facility, as well as the carrying values of other facilities reasonably expected to be closed during the next twelve months, so investors can understand the extent of your assets that may be at risk for impairment or further impairment.  We note from page 9 that you have taken actions apparently over the last four years to permanently reduce your cost base including closing or ceasing operations at four former manufacturing locations.

Response 2. We will first address your comments on the actions taken over the last four years to reduce our cost base and other facilities expected to be closed during the next twelve months.  During the years ended 2008-2010, we ceased operations at four locations.  The buildings at two of these locations were leased and the building at the third was sold concurrent with the closing in 2010.  Only the building of the fourth location closed, our former Kilkenny, Ireland Plant, remains an asset of NN.  As of the date of filing the 2012 10-K and as of the date of this letter, we did not and do not have any plans over the next twelve months to close any other manufacturing locations or incur any additional losses related to the carrying values of real property either in use or held for sale.

During the fourth quarter of 2012, we received an informal expression of interest in purchasing the Kilkenny, Ireland building at a value lower than our book value.  At that time, we ordered an appraisal to determine the current market value. The appraisal indicated an impairment in value from the previous carrying value of approximately $1,730,000 to approximately $750,000.

In future filings, we will quantify the carrying value and fair value of the Kilkenny building and any other facilities expected to be closed within the next 12 months.  Additionally, within Item 2, we will further state that we do not expect any other losses from sale of our real property within the next twelve months as of the date of our Annual Report on Form 10-K.

Comment 3.  We note your discussion on page 54 regarding the $48 million distribution from your foreign holding company to the parent on December 27, 2012, which distribution had a material impact on your tax rate and your 2012 taxes, as shown on page 52.  Given this materiality, please tell us: i) your consideration for providing more prominent disclosure of this item within your document; and ii) how you determined the timing of such distribution was appropriate, addressing specifically when the distribution was not made earlier in the year.

Response 3.  The disclosure of the $48 million distribution was placed within our discussion of the tax matters affecting our foreign subsidiaries.  We believe, for reasons of consistency and the overall content of the footnote, this was the best place to discuss this matter.

The fourth quarter 2012 disclosure was complicated given the numerous matters to discuss in detail.  In our view, the reversal of the valuation allowances on our U.S. deferred tax assets, including our foreign tax credits, had the biggest effect on tax expense and net income for the quarter and year.  As such, pages 51-53 were essentially discussions of the reversal of the deferred tax allowances and the impacts on the current and deferred taxes.  The next biggest effect was the $48 million distribution which was discussed on page 54.

Regarding disclosure within the Management Discussion and Analysis (“MD&A”), we believed that addressing the $7.3 million net favorable tax adjustment (which included the tax effects of the return of basis transaction) and referring to the tax footnote would be the least confusing for the reader.  As discussed above, in “Response 1”, the $7.3 million was the net tax impact.  In future filings we will disclose the components of the $7.3 million as follows:

     “The 2012 full year net tax benefit was materially impacted by $7.3 million in favorable net tax benefits that are not expected to recur.  The net tax benefits were a combination of a $9.8 million reversal of valuation allowances on the majority of U.S. deferred tax assets and other miscellaneous favorable tax adjustments of $0.5 million partially offset by $3.0 million in taxes on a return of basis transaction.”

We did not discuss the return of basis transaction in the liquidity section of MD&A as we do not consider the transaction to be liquidity related.  At no time did we consider this transaction as necessary for funding U.S. operations or debt repayment.  As discussed below in response to comment #4, our U.S. based businesses have more than adequate debt capacity and operating cash flow to fund their ongoing operations without the need for any foreign funds.  We believe that including a discussion of this matter in the liquidity section would have proved confusing to the reader and may have caused them to incorrectly conclude that the return of basis transaction was undertaken to fund ongoing U.S. operations.

If the staff believes disclosure of the distribution should be displayed in a different location within the footnote or discussed more fully in MD&A, we are agreeable to making that amendment in future filings.

Regarding the timing of the distribution, this was driven by two matters.  First was the completion during the fourth quarter of 2012 of a long-term study and analysis of the proposed transaction. Second was the expected expiration of the controlled foreign corporation ("CFC") look-through rules on December 31, 2012.

We spent over a year of analysis and investigation preceding the decision to carry out the $48 million distribution.  After the idea of the distribution was conceived, the distribution had to be evaluated and proven to be tax efficient under U.S. tax laws.  Additionally, we had to review and analyze over a decade’s worth of accounting and tax records to make sure we had the proper facts and circumstances regarding the foreign subsidiary’s tax records and our ownership position.  Also, in order to quantify and properly record the tax impacts of the distribution, we undertook a study of the stock basis of our foreign holding company that was to make the distribution.  Finally, we engaged our third party tax advisors to prepare an opinion letter regarding the transaction.  This letter was not completed until the fourth quarter of 2012 and was not issued in final form until January of 2013.

Due to the complexity and the size of this transaction, management thoroughly and properly analyzed the facts and circumstances and potential impacts prior to consummating the transaction.  As stated above, this analysis was not completed until late in 2012.  Additionally, board approval of the transaction was required before the transaction was executed.  While the board was kept informed of the progress of the transaction throughout the year, board action was not sought until the fourth quarter of 2012, as it was only at that time we believed the transaction was properly researched and the proper preliminary steps had been taken to allow successful execution.

The CFC look-through rules were set to expire on December 31, 2012.  The CFC look-through rules provide that taxpayers can reinvest active foreign earnings without triggering taxable income in the U.S.  The distribution transaction would no longer be attractive from a U.S. tax perspective after the potential expiration of the look-through rules on December 31, 2012.  As such, we worked diligently to have the distribution in place before the end of 2012.  The CFC look through rules were extended for another year in early 2013, but the pending expiration was still a major factor in our timing.

In summary, the timing of the transaction was driven by our thoughtful, conservative approach to undertaking the transaction and the tax laws in effect at the time of the transaction.  We entered into the transaction as soon as possible after our internal process was completed and board approval was obtained.

Comment 4.  We note remarks made by your CFO in the fourth quarter 2012 earnings call, indicating that you completed the return of basis tax transaction to give you “cash flexibility for the next several years” and “to repay revolving credit debt or use for other purposes.”  Please reconcile these remarks with your disclosure on page 54 that you already apparently have “sufficient access to funds in the US through projected free cash flows and the availability of our credit facilities to fund currently anticipated domestic operational and investment needs.”

Response 4.

The comments you cited from the quarterly conference call were specifically meant to address the cash located at our European subsidiaries and our ability to access that cash in a tax efficient manner.  The current U.S. tax law makes it cost prohibitive to use foreign generated cash flows to fund investments in the U.S.  By entering into the return of basis transaction, we have a method to use those funds in the U.S. in a tax efficient manner to potentially help fund our U.S. based strategic investment plans.  However, as mentioned above and as quantified below, the additional funds are in no way required to fund our strategic investments in the U.S., as we have sufficient committed debt capacity and free cash flow to fund our strategic plans.  In addition to our committed debt capacity and cash flow from operations, we also have the ability to sell additional common stock or issue new debt outside of our existing credit facilities.  The comments referred to flexibility, not need.  In the future, in our conference call comments and in our filings, we will be sure to clarify this distinction whenever the transaction is mentioned.

Regarding the comment on page 54 in reference to “sufficient access to funds in the US…” the statement was meant to address only U.S.-based cash flows and debt.  As of December 31, 2012, we had access to an additional $61.2 million dollars in revolving credit debt in the U.S.  Additionally, we expected to generate operating cash flow from our U.S. based business of $13 to $15 million during 2013 and 2014.  Thus, at no time do we expect to require any portion of the European cash for liquidity, servicing of U.S. debt or funding ongoing operations in the U.S.

It is important to note that this transaction does not change in any way our intention to indefinitely reinvest our future foreign earnings.  As a management team, we are beginning to execute on our strategic plans for 2014-2016.  These plans include continued expansion in overseas markets.  We believe that such foreign investment will effectively use the majority of the cash flow generated from foreign earnings for the foreseeable future.

In summary, our view on this return of basis transaction was to provide an additional low cost, tax effective source of funding for our organic and acquisitive expansion plans.  The flexibility we referred to has that view point in mind and is more about giving us flexibility to carry out our strategic goals than a statement that such funds will be required to fund this investment.

Results by Segment, page 23

Comment 5.  Please review future filings to quantify the extent to which increases/decreases in volume, prices, mix, etc., contributed to the changes in segment net income (loss).  Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response 5. Starting with our quarter ended June 30, 2012 Form 10-Q, we will adjust the discussion of segment net income (loss) to include the quantification of the effects of sales movements related to volume, price, mix, etc. on segment net income as suggested by the staff.   We anticipate the disclosure to be as follows:

   “The second quarter 2013 segment net income was unfavorably affected by $X.X million due to the $X.X million in lower sales volumes discussed above.  Partially offsetting the impacts from the sales volume losses were favorable benefits to net income of $x.x million from selling higher priced products than in the same period last year and $x.x million from target price increases effective January 1, 2013.”

Commitments and Contingencies, page 56

Comment 6.  You state that you are unable to predict the outcome of the lawsuit from a former independent sales agent claiming amounts due with regard to sales made after termination of your relationship.  It is unclear whether you have recognized a loss contingency related to this matter.  Please clarify and disclose the amount or range of reasonably possible loss in excess of accrual, if any.  If you are unable to estimate the amount or range of the reasonably possible loss, please disclose this fact and provide us with a comprehensive explanation as to why you cannot make such estimate.  Please also (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) explain what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response 6.

We are party to various lawsuits and legal claims that have arisen in the normal course of business.  The aggregate of such claims (if every case were decided against us) in management’s opinion would not exceed approximately $3.5 million.

We have properly accounted for each of these claims under ASC 450.  All claims that we have determined to be probable and estimable have been properly accrued.  As of December 31, 2012, we have approximately $500,000 accrued for all such claims to cover the probable losses.  In determining the probable losses, we have quarterly procedures that include analyzing the facts of each individual case including consultation with our attorneys on such matters.  The procedures specifically performed include reviewing attorney and plaintiff correspondence, reviewing filings made and discussing the facts of the case with local management and legal counsel.

Our comment on the independent sales agent case that said “the company is unable to predict the outcome of this matter,” was meant to address the fact that the plaintiff’s case hinges on a technical interpretation of contract law and not necessarily the facts and circumstances of the case.  The plaintiff is contending that a clause within an agreement entered into by our subsidiary before we purchased the company is still in force even though we terminated the relationship shortly after acquiring the subsidiary.  The plaintiff is further claiming commissions for products that the plaintiff never quoted.  We believe that reporting the full amount of the plaintiff’s claim would provide misleading information to the reader because the vast majority of the claims are unsubstantiated.

Noting your comments, however, we understand that our disclosure may appear to be incomplete or unclear.  In future filings, we will state clearly that we have recognized a loss contingency to cover the probable losses for this and all such lawsuits and we will provide the range of reasonably possible losses for those reasonably possible outcomes in the aggregate.

For example, we will add a statement similar to the following in our 10Q for the period ending June 30, 2013:  “we analyze the facts and circumstances of each case at least quarterly in consultation with our attorneys and determine a range of reasonably possible outcomes.  The procedures performed include reviewing attorney and plaintiff correspondence, review any filings made and discussing the facts of the case with local management and legal counsel. In the aggregate, we estimate the range of potential liabilities to be $0 to $XX million, and we have recognized a loss contingency of approximately $XX, which we believe is adequate to cover any such liability.”

On behalf of the Registrant, I acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

Very truly yours,
/s/ James H. Dorton
Chief Financial Officer